News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
22 April 2015

FIRST QUARTER TRADING UPDATE

RELX Group, the global professional information company, has issued a trading update and reaffirmed the outlook for the full year.

•	Business trends in the first quarter of 2015 remained consistent with 2014 across the group

•	We continued to focus on organic growth, with limited acquisition activity (£28m year to date)

•	Our financial position remains strong

•	We have completed £200m of the previously announced £500m share buyback

•	Parent company structure simplification and name change on track to complete on 1 July 2015, subject to AGM approval

•	The full year outlook is unchanged. We remain confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2015 —

Scientific, Technical & Medical

•	Our customer environment remains largely unchanged. Key business trends remained positive in the first quarter. In primary research, growth in article submissions and usage remained strong across the scientific, technical and medical segments.

•	Full year outlook: Overall we expect another year of modest underlying revenue growth.

Risk & Business Information

•	The fundamental growth drivers of Risk & Business Information remain strong, with strong revenue growth across all key segments in the first quarter. The Insurance segment saw continued growth in the US auto and newer adjacent markets, and positive momentum continued in Business Services, Government, Healthcare, and Data Services.

•	Full year outlook: We expect underlying revenue growth trends to continue.

Legal

•	Trends in our major customer markets are unchanged. The roll-out of new platform releases and usage have continued to progress well.

•	Full year outlook: Market conditions continue to limit the scope for underlying revenue growth. We will maintain our focus on process innovation, and expect further improvement in profitability over the medium term.

Exhibitions

•	Underlying revenue growth in the first quarter remained strong in the US and Japan and modest in Europe. Most other markets remain strong, albeit slightly below the high levels achieved in recent years.

•	Full year outlook: We expect current trends to continue, and cycling effects to reduce the overall revenue growth rate by three to four percentage points.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS
This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which RELX Group operates; demand for RELX Group’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting RELX Group’s intellectual property rights and other risks referenced from time to time in the filings of RELX Group with the US Securities and Exchange Commission.